New Tech Ventures, Inc.
                               c/o Herbert Maxwell
                            1501 Broadway, Suite 1807
                               New York, NY 10036




                                                              May 22, 2000


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      New Tech Ventures, Inc.  (the "Company")
                  Registration Statement on Form SB-2 - Filed December 8, 1999 Amendment No. 1 to Form SB-2 - Filed on May 2, 2000
                  File No. 333-92347

Dear Sir or Madam:

     Please be advised that the Company desires to withdraw the above-referenced filing effective as of May 22, 2000 or as soon as possible thereafter.

     In addition to the expense and time required to effect an offering pursuant to Rule 419, the Company believes that the parameters imposed by Rule 419 will not permit it, in the current market environment, to effect a business combination in an expeditious and competitive manner; accordingly, we have determined to withdraw our filing, on Form SB-2.

     As the filing has not been declared effective, none of the shares registered in the above-referenced filing have been sold and/or distributed.


                                           New Tech Ventures, Inc.


                                           By: /s/ Herbert Maxwell
                                               -----------------------------
                                                  Herbert Maxwell, President